 210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2009 First Quarter Results

CALGARY, AB, May 5, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results for the three-month period ended March 31, 2009.

“The first quarter of 2009 was highlighted by the announcement of very positive results in several of our combination REOLYSIN® clinical trials,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “We continue to report clinical benefit in the majority of patients treated with REOLYSIN in combination with chemotherapy or radiation, paving the way for our pivotal program to begin this year.”

Selected First Quarter Highlights:

•
Announced positive interim results from a U.K. Phase I/II combination REOLYSIN and paclitaxel/carboplatin trial for patients with advanced head and neck cancers.  Of 12 evaluable patients, five patients had partial responses (PR) and four patients had stable disease (SD), for a clinical benefit rate (complete response + partial response + stable disease) of 75%;

•
Announced positive results from a U.K. combination REOLYSIN and docetaxel trial for patients with a variety of advanced cancers.  Fifteen of the 17 evaluable patients experienced SD or better, including two PR, three minor responses and 10 SD, giving a clinical benefit rate of 88%;

•
Completed enrolment in a U.K. combination REOLYSIN and gemcitabine clinical trial.  Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had PRs and five patients had SD, for a clinical benefit rate of 70%;

•
Started patient enrolment in a U.S. Phase 2 Combination REOLYSIN and paclitaxel/carboplatin clinical trial for patients with non-small cell lung cancer with K-RAS or EGFR-activated tumours.  Eligible patients include those who have not received chemotherapy treatment for their metastatic or recurrent disease;

•	Started patient enrolment in a U.K. translational clinical trial investigating REOLYSIN in patients with metastatic colorectal cancer; and

•
Announced a multi-trial clinical research collaboration with the Cancer Therapy & Research Center at the University of Texas Health Science Center involving up to five, open-label, Phase 2 studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications.  These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics.

Latest Highlights

Subsequent to quarter end, the Company announced:

•
Positive results of a U.K. Phase II REOLYSIN and radiation combination clinical trial.  Of 14 evaluable patients, 13 patients had SD or better in the treated target lesions, including four PRs and two minor responses, for a clinical benefit rate of 93% in the treated lesions;

•	The successful acquisition of PrivateCo., an inactive private company with net cash of $2.1 million; and

•	A proposed public offering consisting of up to 3.45 million units at $2.00 per unit, for gross proceeds of up to $6.9 million.

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	March 31, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	7,366,481	7,429,895
Short-term investments	1,925,600	5,846,634
Accounts receivable	68,411	86,322
Prepaid expenses	101,025	179,668
	9,461,517	13,542,519

Property and equipment	249,971	263,926
Intellectual property	90,375	180,750
	9,801,863	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	4,273,538	4,534,111

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 43,855,748 (December 31, 2008 – 43,830,748)	95,256,174	95,234,924
Warrants	3,425,110	3,425,110
Contributed surplus	13,361,438	13,349,801
Deficit	(106,514,397)	(102,556,751)
	5,528,325	9,453,084
	9,801,863	13,987,195

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending March 31, 2009 $	Three Month Period Ending March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
Revenue
Rights revenue	—	—	310,000
Expenses
Research and development	2,812,655	2,393,397	77,344,432
Operating	986,764	1,050,894	25,823,789
Stock-based compensation	11,637	19,593	4,780,481
Foreign exchange loss	56,035	9,262	645,462
Amortization – intellectual property	90,375	90,375	3,524,625
Amortization – property and equipment	17,304	11,186	514,455
	3,974,770	3,574,707	112,633,244
Loss before the following	3,974,770	3,574,707	112,323,244

Interest income	(17,124)	(180,334)	(6,551,129)
Gain on sale of BCY LifeSciences Inc.	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Loss before income taxes	3,957,646	3,394,373	107,629,397
Future income tax recovery	—	—	(1,115,000)
Net loss and comprehensive loss for the period	3,957,646	3,394,373	106,514,397
Basic and diluted loss per share	(0.09)	(0.08)
Weighted average number of shares (basic and diluted)	43,849,637	41,180,748

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending March 31, 2009 $	Three Month Period Ending March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(3,957,646)	(3,394,373)	(106,514,397)
Add / (deduct) non-cash items
Amortization – intellectual property	90,375	90,375	3,524,625
Amortization – property and equipment	17,304	11,186	514,455
Stock-based compensation	11,637	19,593	4,780,481
Other non-cash items	—	—	1,383,537
Net change in non-cash working capital	(164,019)	24,681	4,104,102
Cash used in operating activities	(4,002,349)	(3,248,538)	(92,207,197)
INVESTING ACTIVITIES
Purchase of property and equipment	(3,349)	(2,665)	(817,093)
Purchase of short-term investments	(8,966)	(137,187)	(49,425,830)
Redemption of short-term investments	3,930,000	4,000,000	47,081,746
Investment in BCY LifeSciences Inc.	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	2,532,343
Cash provided by (used in) investing activities	3,917,685	3,860,148	(164,232)
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	21,250	—	15,322,318
Proceeds from private placements	—	—	38,137,385
Proceeds from public offerings		—	46,278,207
Cash provided by financing activities	21,250	—	99,737,910
Net increase (decrease) in cash and cash equivalents during the period	(63,414)	611,610	7,366,481
Cash and cash equivalents, beginning of the period	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	7,366,481	7,326,706	7,366,481

To view the 2009 First Quarter Report which includes the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s first quarter filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com